Income Opportunity Realty Investors, Inc. Schedule 14D-9

Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

TRANSCONTINENTAL REALTY INVESTORS, INC. TENDER

OFFER FOR UP TO 100,000 OUTSTANDING SHARES OF COMMON STOCK OF

INCOME OPPORTUNITY REALTY INVESTORS, INC.

TARGET STOCKHOLDERS TO RECEIVE $18.00 PER SHARE IN CASH

Dallas, Texas December 16, 2024.

Transcontinental Realty Investors, Inc. (“NYSE:TCI”) is commencing today a cash tender offer to purchase up to 100,000 outstanding shares of common stock of Income Opportunity Realty Investors, Inc. (“NYSE American:IOR”). Upon the successful closing of the tender offer, stockholders of IOR will receive $18.00 in cash for each share of IOR common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes.

The tender offer is being made pursuant to an Offer to Purchase, to be dated December 16, 2024 an in connection with TCI’s intention to increase its current over 80% ownership investment of IOR common stock.

The Board of Directors of IOR, each of which is also a director of TCI, has made no recommendation to IOR stockholders as to whether to tender shares in the offer. The decision of whether to tender is wholly voluntary on the part of IOR Stockholders and is being made by TCI to give the IOR Stockholders the opportunity to obtain the same price as those who have recently sold Shares to IOR under its repurchase program.

The tender offer is scheduled to expire at 5:00 pm, Local New York City time, on Wednesday, January 15, 2025, unless the tender offer is extended in accordance with the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). If the tender offer is extended, TCI will inform the Depositary for the offer and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

The consummation of the tender offer is conditioned on the tender of at least 49,353 shares of IOR common stock and other customary conditions that are specified in the offer documents. Following completion of the tender offer TCI expects that IOR common stock will continue to still be listed on the NYSE American Exchange and that there will be no change in the management or operations of IOR.

The information agent for the tender offer is D. F. KING & Co. Inc. The Depositary for the tender offer is EQUINITI TRUST COMPANY LLC. There is no dealer manager for the tender offer and no soliciting dealer fees will be paid in the tender offer.

About Transcontinental Realty Investors, Inc.

Transcontinental Realty Investors, Inc., a Nevada corporation is a Dallas based real estate investment company holding a diverse portfolio of equity real estate located across the U.S., including office buildings, multifamily and developed and undeveloped land. The company invests in real estate through direct ownership, leases and partnerships and invests in mortgage loans on real estate. The company also holds mortgage receivables. For more information, visit the website at www.transconrealty-invest.com.

About Income Opportunity Realty Investors, Inc.

Income Opportunity Realty Investors, Inc., a Dallas based real estate investment company, currently holds a portfolio of notes receivable. The company also invests in real estate through direct equity ownership and partnerships. For more information, visit the website at www.incomeopp-realty.com.

Important Information about the Tender Offer

This press release is for informational purposes only and does not constitute an offer to purchase shares of IOR common stock, a solicitation to sell such shares or a solicitation/recommendation statement under the rules and regulations of the SEC. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and related Tender Offer documents) which will be filed by the Offeror with the SEC. These documents contain important information and stockholders of IOR are strongly advised to carefully read these documents in their entirety before making any decision regarding tendering their shares. The Offer Purchase and certain other tender offer documents, will be made available to all stockholders of IOR at no expense to them. These documents may be obtained at no charge at the SECs website at www.sec.gov. The Tender Offer Statement and related materials may also be obtained at no charge by directing a request by mail to the information agent for the Tender Offer, D.F. KING & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY, 10005, by calling toll free (800) 431-9543 or by e-mail ( ior@dfking.com ).

Cautionary Statements

Statements in this press release that are not historical, including statements regarding TCI’s beliefs, expectations, and strategies constitute “forward-looking statements” within the meaning of the federal securities laws. These statements are subject to risk and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause the differences are discussed in TCI’s reports on Form 10-Q, 10-K and 8-K that TCI periodically files with the SEC. These factors include TCI’s revenue and expenses, TCI’s capital needs, TCI’s dependence on significant matters, risks that TCI may incur significant costs related to certain insurance retention levels. TCI does not undertake to update any forward-looking statements in this press release. Copies of TCI’s SEC filings, including its annual report on Form 10-K and quarterly reports on Form 10-Q may be obtained by contacting www.sec.gov or at the SEC Filing Section of TCI’s website at www.transconrealty-invest.com.